Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED

SEPTEMBER 30, 2020 AND 2019

INTRODUCTION

This management discussion and analysis (‟MD&A”) comments on the financial results and the financial situation of Neptune Wellness Solutions Inc. (‟Neptune”, the ‟Corporation” or the ‟Company”) including its subsidiaries, Biodroga Nutraceuticals Inc. ("Biodroga"), SugarLeaf Labs, Inc. ("SugarLeaf"), 9354-7537 Québec Inc., Neptune Holding USA, Inc., Neptune Health & Wellness Innovation, Inc., Neptune Forest, Inc., Neptune Ocean, Inc., Neptune Growth Ventures, Inc., 9418-1252 Québec Inc. and Neptune Wellness Brands Canada, Inc. for the three-month and six-month periods ended September 30, 2020 and 2019. This MD&A should be read in conjunction with our condensed consolidated interim financial statements for the three and six-month periods ended September 30, 2020 and 2019. Additional information on the Corporation, as well as registration statements and other public filings, are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

In this MD&A, financial information for the three-month and six-month periods ended September 30, 2020 and 2019 is based on the condensed consolidated interim financial statements of the Corporation, which were prepared in accordance with IAS 34, Interim Financial Reporting of International Financial Reporting Standards (‟IFRS”), as issued by the International Accounting Standards Board (‟IASB”). All references in this MD&A to revenue related to the three-month period ended June 30, 2020 reflect the restated amounts described below under the heading Restatement of Prior Period Figures in the Consolidated Results section. In accordance with its terms of reference, the Audit Committee of the Corporation’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors approved this MD&A on November 15, 2020. Disclosure contained in this document is current to that date, unless otherwise noted.

Note that there have been no significant changes with regards to the “Related Party Transactions”, ‟Consolidated Off-Balance Sheet Arrangements” or ‟Critical Accounting Policies and Estimates” to those outlined in the Corporation’s 2020 annual MD&A as filed with Canadian securities regulatory authorities on June 10, 2020. As such, they are not repeated herein.

Unless otherwise indicated, all references to the terms ‟we”, ‟us”, ‟our”, ‟Neptune”, ‟enterprise”, ‟Company” and ‟Corporation” refer to Neptune Wellness Solutions Inc. and its subsidiaries. Unless otherwise noted, all amounts in this report refer to Canadian dollars. References to ‟CAD” and ‟USD” refer to Canadian dollars and US dollars, respectively. Information disclosed in this report has been limited to what management has determined to be ‟material”, on the basis that omitting or misstating such information would influence or change a reasonable investor’s decision to purchase, hold or dispose of the Corporation’s securities..

FORWARD-LOOKING STATEMENTS

Statements in this MD&A that are not statements of historical or current fact constitute ‟forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "projects," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this management analysis of the financial situation and operating results. Forward-looking information in this MD&A includes, but is management discussion and analysis

not limited to, information or statements about our ability to successfully develop, produce, supply, promote or generate any revenue from the sale of any cannabis-based products in the legal cannabis market.

The forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement and the ‟Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the ‟AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Investors section of Neptune’s website at www.neptunecorp.com. All forward-looking statements in this MD&A are made as of the date of this MD&A. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission (“SEC”) and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under ‟Risk Factors”.

MATERIALITY OF INFORMATION FOR DISCLOSURE PURPOSES

Management determines whether or not information is "material" by judging if a reasonable investor’s decision whether or not to buy, sell or hold securities of the Company would likely be influenced or changed if the information in question were omitted or misstated.

NON-IFRS FINANCIAL MEASURES

The Corporation uses one adjusted financial measure, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) to assess its operating performance. This non-IFRS financial measure is mainly derived from the Corporation’s financial statements and is presented in a consistent manner. The Corporation uses this measure for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation’s results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation’s financial condition and operating results. Neptune’s method for calculating Adjusted EBITDA may differ from that used by other corporations.

Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), net finance costs and depreciation and amortization and by subtracting income tax recovery. Other items such as stock-based compensation, non-employees compensation related to warrants, litigation provisions, acquisition costs, signing bonuses, severances and related costs of the Corporation are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

Please note that non-employee compensation related to warrants and signing bonuses are new additions to the Company’s calculation methodology for the quarter ended September 30, 2020.  Signing bonuses did not occur previously, so no restatement of the previous periods was needed, but there were non-employees compensation expenses related to warrants in previous quarters; consequently, the amount for the six-month period ended September 30, 2020 reflects the sum of those expenses for the first and second quarters of FY2021, and no corrections were needed for the three-month and six-month periods ended September 30, 2019.

A reconciliation of net loss to Adjusted EBITDA is presented later in this document.

management discussion and analysis

BUSINESS OVERVIEW AND RECENT CORPORATE DEVELOPMENT

Neptune Wellness Solutions Inc. (the "Corporation", the “Company” or "Neptune") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The consolidated financial statements of the Corporation, and this Management Discussion and Analysis, comprise the Corporation and its subsidiaries, Biodroga Nutraceuticals Inc. ("Biodroga"), SugarLeaf Labs, Inc. ("SugarLeaf"), 9354-7537 Québec Inc., Neptune Holding USA, Inc., Neptune Health & Wellness Innovation, Inc., Neptune Forest, Inc., Neptune Ocean, Inc., Neptune Growth Ventures, Inc., 9418-1252 Québec Inc. and Neptune Wellness Brands Canada, Inc.

Neptune is a diversified and fully integrated health and wellness company with six business units. With a mission to redefine health and wellness, Neptune is focused on building a broad portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, quickly adapt to consumer preferences and demand, and bring new products to market through its mass retail partners and e-commerce channels. Leveraging decades of expertise in extraction and product formulation, Neptune is a provider of turnkey product development and supply chain solutions to business customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods. The Company has a strong position in cannabis and hemp with research, development and commercialization focused on the use of cannabinoids in household products to make them safer, healthier and more effective.

Neptune’s corporate headquarters are located in Laval, Quebec, with a 50,000-square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot facility located in North Carolina.

Business Units

Although managed on a consolidated basis, Neptune has reorganized its operations in June 2020 into six business units in order to better address its markets.  The business units are the following:

-	Consumer Brands
-	Turnkey Solutions
-	Health and Wellness Innovations
-	Canadian Cannabis and Industrial US Hemp Extraction
-	Neptune Ventures
-	Neptune Royalties

Hand Sanitizer Products

On April 23, 2020, Neptune announced that it was successfully accelerating production of hand sanitizer products to over one million units weekly in a variety of formats. Neptune, through its Neptune Health & Wellness Innovation unit, began selling its branded hand sanitizer line shortly thereafter. Market demand shifted from smaller formats such as 2 oz and 4 oz to larger formats such as 1 liter and 1 gallon, affecting unit base volumes. Neptune successfully launched an expanded line of hand sanitizer products in the club store channel in July 2020 with confirmed orders. Neptune has engaged third-party manufacturers of hand sanitizer in the United States to supply Neptune with hand sanitizer products. The Company has seen, during the second quarter of FY2021, a reduction in demand for new hand sanitizer shipments, primarily due to oversaturation of the market with such products. However, the Company believes that the market for its hand sanitizer products will continue to be elevated even after the COVID-19 pandemic.

management discussion and analysis

Neptune Obtains Sale License from Health Canada

On June 29, 2020, Neptune announced that Health Canada has approved an amendment to the processing license held by Neptune authorizing the sale of certain cannabis products to provincially and territorially authorized retailers and to holders of a license for sale for medical purposes. This amendment includes the authorization of the activity of the sale of cannabis edible products, cannabis extracts, and cannabis topicals. Neptune also added cold storage and operating space at the time the processing license was amended.

At-The-Market Offering

During the three-month period ended June 30, 2020, the Corporation sold a total of 5,411,649 shares through the At-The-Market program over the NASDAQ stock market, for gross proceeds of $19,045,446 and net proceeds of $18,210,042. The 3% commissions paid and transaction costs collectively amounted to $835,404. The shares were sold at the prevailing market prices which resulted in an average of approximately US$2.53 per share.

Completion of a Direct Offering

On July 13, 2020, Neptune entered into definitive agreements with certain healthcare-focused institutional investors for the sale of 4,773,584 common shares at an offering price of US$2.65 per share for gross proceeds of approximately US$12.65 million (CA$17.1 million) before deducting fees and other estimated offering expenses, pursuant to a registered direct offering (the “Offering”).  The Offering closed on July 15, 2020 with one of its existing institutional investors and two new U.S. institutional investors. The commissions paid and other transaction costs collectively amounted to $1,082,726, for net proceeds of approximately $16.0 million.

Changes to the Board of Directors and New Auditors

On August 12, 2020, two new directors were elected to the Board of Directors of Neptune during the Annual General Meeting (“AGM”): Jane Pemberton and Frank Rochon.

Ms. Pemberton is an experienced growth driven executive, who has spent her career focused on driving accelerated revenue growth, earnings and brand equity, without compromising core values, culture, authenticity or purpose. She is currently the CEO of Vital Nutrients Holdings and an Operating Advisor at North Castle Partners, a leading private equity firm focused exclusively in the Health, Wellness & Active Living Sector.

Mr. Rochon has built a distinguished career over the past 30 years, serving in numerous key leadership positions with the past 20 years at Deloitte Canada. He most recently served as Vice Chairman and Managing Partner of Clients and Industries leading Deloitte Canada’s client and market portfolio, overseeing the firm’s most significant client relationships and opportunities.

Effective with the election of the two new Board members, Hélène Fortin ceased to be a director of Neptune, as she was not standing for re-election at the AGM.

Ernst & Young, LLP were also appointed as the Corporation's auditors during the AGM, replacing KPMG LLP.

Neptune Receives U.S. EPA Company Number for Registration of Surface Disinfectant Wipes

On August 13, 2020, the Company announced that it has received a Company Number from the U.S. Environmental Protection Agency (“EPA”) for surface disinfectant wipes. With receipt of the EPA Company Number, Neptune now has the ability to develop new surface disinfectant products for EPA regulatory approval and to distribute existing surface disinfectant products in the U.S. leveraging its white label turnkey product development capabilities.

Neptune Introduces Mood Ring Cannabis Brand for Canadian Market

On August 18, 2020, Neptune introduced its proprietary Mood Ring cannabis brand for the Canadian market. The Mood Ring brand and product line will officially launch in select Canadian markets this fall to meet consumer demand for high-quality, affordable and environmentally friendly cannabis products. Mood Ring leverages Neptune’s decades of experience in the wellness, extraction management discussion and analysis

and consumer packaged goods (“CPG”) industries to bring product offerings to market that are designed to meet the specific demands of Canadian consumers. Mood Ring CBD products primarily target wellness focused consumers looking for natural products, whereas Mood Ring THC concentrates focus on the recreational market. Mood Ring will use Neptune’s proprietary cold ethanol extraction process technology to create full spectrum extracts for the Company’s tincture and capsule products and newly implemented solventless extraction for THC concentrates. These processes allow Mood Ring to provide consumers with all of the cannabinoid and terpene benefits of the plant with a significantly lower environmental impact, requiring significantly less energy use when compared to CO2 extraction.

Neptune Ranked in Toronto Stock Exchange’s 30 Top-Performing Stocks and Named Canada’s Top Growing CPG Company

On September 15, 2020, Neptune announced that the Company has been listed #11 in the TSX30 program and named as one of Canada’s top growing companies. The Toronto Stock Exchange (“TSX”) ranked Neptune amongst the thirty top-performing TSX stocks over a three-year period based on dividend-adjusted share price appreciation, through inclusion in the TSX30 program. In addition, Neptune has been included in the Report on Business list of Canada’s Top Growing Companies for its three-year cumulative revenue growth. Both the TSX30 and Canada’s Top Growing Companies programs launched in 2019. The TSX30 program includes companies from a wide range of sectors and serves to highlight the power and diversity of investment opportunities in Canada’s world-class marketplace. The Report on Business Top Growing Companies award aims to celebrate entrepreneurial achievement by identifying and amplifying the success of growth-minded, independent businesses in Canada.

Launch of Legendary Wildlife Conservationist Jane Goodall’s First Product with the Company

On September 17, 2020, Neptune announced the first of its product lines made in collaboration with legendary animal behavior expert and conservationist, Dr. Jane Goodall, under its Forest Remedies™ brand.  Inspired by her love of Africa and passion for protecting wildlife and built with the world-recognized leader International Flavors and Fragrances, this exclusive line of natural, plant-based wellness products directly supports the legendary conservationist’s efforts to create a better world for all living things. With every purchase, 5% of the sale price is donated directly to the Jane Goodall Institute to support continued research, conservation, and education efforts.

Neptune Enters Strategic Distribution Partnership with Global CPG Company

On September 22, 2020, the Company announced an import and stocking distribution partnership with one of the world’s leading consumer goods companies, making and selling around 400 brands in more than 190 countries, for professional beauty, personal care and hygiene product lines. Neptune received the first shipments of products into its inventory in October 2020. It should be noted that the distribution agreement does not require any minimum annual purchase commitments, acceptance of orders placed by Neptune are at the discretion of the global consumer product company. Accordingly, there is no certainty at this time that the full deal size will be realized.

Neptune Secures Supply Agreement with British Columbia Liquor Distribution Branch

The Company has entered into an agreement on September 24, 2020 with the British Columbia Liquor Distribution Branch (“BCLDB”), the wholesaler and public retailer of nonmedical cannabis throughout the province, for the sale and distribution of Neptune’s new proprietary Mood Ring product line.  The agreement marks the launch of Neptune’s Mood Ring product line for sale into the Canadian non-medical cannabis market. Products are expected to be available for purchase this fall through the BC Cannabis Store online, in addition to its 20 government-run retail locations across British Columbia. Additionally, the Mood Ring product line will be available to the 271 private licensed retailers in British Columbia.

Private Placement

On October 20, 2020, Neptune entered into definitive agreements with certain US healthcare focused institutional investors for a private placement of 16,203,700 common shares and 10,532,401 warrants to purchase 10,532,401 common shares at an offering price of US$2.16 per share for gross proceeds of approximately US$35 million before deducting fees and other estimated offering expenses (the "Private Placement").  Each warrant will entitle the holder thereof to acquire one common share at an exercise price of US$2.25 per share for a period beginning on April 22, 2021 through October 22, 2025. The Company expects to use the net proceeds from the Private Placement, which closed on October 22, 2020, for purchase order fulfilment, working capital and other general corporate purposes.

management discussion and analysis

Neptune Secures Supply Agreement with the Ontario Cannabis Store

The Company has entered into a supply agreement on October 27, 2020 with the Ontario Cannabis Store (“OCS”), the wholesaler and sole online retailer for recreational cannabis, for the sale and distribution of Neptune's new proprietary recreational product line, Mood Ring.  Ontario is Canada's largest market for adult-use cannabis products. The agreement authorizes Neptune to supply Mood Ring products to the OCS for sale and wholesale distribution. The products are anticipated to be available for purchase this fall through the OCS online store. Additionally, the Mood Ring product line will be available to licensed private retailers in Ontario. Together with British Columbia, this extends Neptune's reach to at least 515 retailers in Canada.

Letter of Credit Facility

On October 30, 2020, Neptune entered into a letter of credit facility with Perceptive Advisors to provide the Company with up to US$45 million to support the fulfillment of large purchase orders placed by a customer. The product is being sourced by Neptune from an overseas supplier. Neptune is not paying a fee for the establishment of this facility but will incur a fee of 2.5% on any funds actually drawn under the facility.

BUSINESS UPDATE AND OUTLOOK

Neptune’s vision is to change consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Our mission is to redefine health and wellness and help humanity thrive by providing sustainable consumer focused solutions.

Despite the decline in global economic activity since the outbreak of the COVID-19 virus, Neptune has taken transformative, and successful, actions to increase its sales, distribution and reach at both the business-to-business and business-to-consumer segments in the consumer-packaged goods market.

Specifically:

•

Neptune’s has a dual go-to market Business-to-Business (“B2B”) and Business-to-Consumer (“B2C”) strategy focused on dramatically expanding its global distribution reach. The strategy sets Neptune apart from its competition and has started to yield a consistent, long-term revenue opportunity for the Company as it begins to sell its products in these channels as well. Accordingly, Neptune is transitioning the focus of its Sherbrooke and Conover facilities more and more from B2B to B2C in the second and third quarters of FY2021.

•

Neptune continues to build a broad portfolio of natural, plant-based, and sustainable brands and CPG products in key health and wellness markets, including hemp, nutraceuticals, personal care, and home care. Neptune recently submitted a registration to the Environmental Protection Agency (“EPA”) in the United States for its new line of disinfecting wipes qualifying for the EPA’s List N: Disinfectants for Use Against SARS-CoV-2. Neptune took the strategic undertaking to produce this item to help in the fight against COVID-19, and the submission represents a critical and required regulatory step for the Company to bring safe and effective disinfecting wipes to the market.

•

Neptune submitted a claim and demand for arbitration against Peter M. Galloway and PMGSL Holdings, LLC (collectively the “Respondents”) in accordance with the Asset Purchase Agreement (“APA”) dated April 9, 2019 between, among others, Neptune and the Respondents. The claim is related to the purchase by Neptune of substantially all of the assets of the predecessor entities of PMGSL Holdings, LLC. Neptune is claiming, among other things, breach of contract and negligent misrepresentation by the Respondents in connection with the APA and is seeking, among other things, equitable restitution and any and all damages recoverable under law.

management discussion and analysis

•

To increase efficiencies and future profitability across Neptune’s business units, the Company reduced its headcount by 25% during the third quarter of FY2021 to focus on business initiatives and to accelerate profitability with less focus on long-term, asset heavy investments. The headcount reduction represents potential savings of $3.5 million on an annual basis, but some of those savings could be reallocated to areas of growth for Neptune.  Additionally, the Company recently succeeded in its petition to decertify the union representing employees at its facility in Sherbrooke, Quebec. Furthermore, Neptune transitioned the operations of its Biodroga subsidiary to Neptune’s headquarters in Laval for cost efficiency reasons and has hired new general managers for Biodroga and its Sherbrooke facility, in line with the business unit model.  This trend will increase operational key performance indicators such as revenue per employee with a potential four-fold increase of efficiency in FY2021 compared to the prior period of FY2020.

•	The Company is currently implementing a new SAP ERP solution to synergize business operations and support projected growth. The target “go live” date for the implementation is April 1, 2021.
•

Neptune’s flagship consumer-facing brands, Forest Remedies™ and Ocean Remedies™, that were launched in 2020, continue to be recognized as some of the world’s leading products. Neptune’s co-collaboration with Jane Goodall on the Wonders of Africa Essential Oil Kit and Jane Goodall by Forest Remedies Hand Sanitizer spray won a 2020 OK! Wellness Award.

•

Neptune plans to expand its line of cannabis consumer product goods readying itself for expansion into the United States based on the results of a comprehensive and independent survey commissioned by the Company.

•

In preparation for potential U.S. cannabis legalization under Federal law, Neptune is proactively primed for mass distribution. Neptune’s Mood Ring™ line—which is being launched in select Canadian markets this fall, providing consumer demand for high-quality, affordable, and environmentally friendly cannabis products—positions the Company to scale its owned and operated brands to introduce additional cannabis products to complement our hemp and essential oil lines.

Markets

Cannabis Market

As mentioned above, Neptune obtained its sale license from Health Canada on June 29, 2020; the amendment to the processing license held by Neptune authorizing the sale of certain cannabis products to provincially and territorially authorized retailers and to holders of a license for sale for medical purposes was authorized. This amendment includes the authorization of the activity of the sale of cannabis edible products, cannabis extracts, and cannabis topicals. Neptune also added cold storage and operating space at the time the processing license was amended.  Consequently, Neptune introduced its proprietary Mood Ring cannabis brand for the Canadian market on August 18, 2020.

United States Hemp Extract Market

On July 24, 2019, Neptune completed the acquisition of the assets of SugarLeaf. Through SugarLeaf, Neptune established a U.S.-based hemp extract supply chain, gaining a 24,000 square foot facility located in the important U.S. Southeast region. SugarLeaf's cutting-edge cold ethanol technology has a processing capacity of 1,500,000 kg of biomass annually and uses hemp cultivated by licensed American growers consistent with federal and state regulations to yield high-quality full and broad-spectrum hemp extracts.

Health and Wellness Innovation Market

Neptune began scaling up its production efforts of hand sanitizer products in March 2020 as part of its response to the COVID-19 pandemic.  We believe that demand for hand sanitizer products and other personal protective equipment will remain elevated and increase even following resolution of the COVID-19 pandemic as consumers incorporate the use of hand sanitizer into daily routines to prevent germs and protect their health.  Also part of this market are new products to address demand for critical health and wellness products, such as the Neptune Halo oximeter, the Neptune Air non-contact thermometer, as well as other scents and sizes in Neptune’s hand sanitizer product lines and other innovations in development.

management discussion and analysis

Our B2B strategy

Consistent with our strategic focus of providing wellness products while leveraging our know-how, large-scale extraction and application technology capabilities, our objective is to become a world leader in extraction, purification and formulation of value-added cannabis products and hemp extracts.

With our B2B strategy we intend to pursue two business verticals: (i) extract and purify cannabis and hemp biomass received from our customers and return concentrated crude oil in a bulk format back to the same customers, and (ii) provide turnkey formulation, manufacturing and packaging solutions , which would include our specialty ingredients and/or the transformation of cannabinoid extracts into finished products, after which we label, seal and package onsite.

Cannabis Products and Services

In Canada, we signed multi-year agreements to provide extraction services to Canopy Growth Corporation (‟Canopy”) and Tilray Inc. We also signed a multi-year agreement with The Green Organic Dutchman (‟TGOD”) to provide extraction, formulation and manufacturing services and transform TGOD’s biomass into finished product. We have other extraction clients for which we provide extraction services without long-term contracts.

On April 8, 2020, Neptune announced that its phase II expansion at its Sherbrooke, Quebec facility is operational and has been approved to run product for customers bringing the Company’s capacity to 200,000 kg.

In the United States, we provide extraction services to hemp farmers using our cutting-edge cold ethanol equipment located at our Conover facility in North Carolina. We extract cannabinoids and terpenes within the hemp flower and purify them into full and broad-spectrum hemp extracts. We are implementing improved procedures and policies at our Conover facility to meet quality assurance and quality control specifications.

Based on an internal assessment of Neptune’s opportunities, business risks and market conditions, we have decided to deemphasize our U.S. tolling activities to increase our focus on bulk oil sales, turnkey solutions, our branded products and consumer product relationships.

We also entered into supply contracts with large health and wellness companies in the United States and supply them with bulk hemp-derived extracts oil which they transform into finished products to be commercialized under their brands. We source our hemp from a selected group of two dozen hemp farmers based in the United States. The biomass is received at our facility in North Carolina where we extract, purify and blend the cannabinoids into bulk extracts.

Speciality Ingredients

Neptune offers a variety of specialty ingredients, including our licensed specialty ingredient MaxSimil. Leveraging our global network of suppliers, we also source a variety of other marine oils, seed oils and specialty ingredients that are available for sale. Our specialty ingredients usually come in bulk soft gels or other finished forms, serve as a dietary supplement to consumers, and are available under distributors’ private labels, primarily in the Canadian and U.S. nutraceutical markets.

Turnkey Solutions – Customized Consumer Products

With more than 50 years of combined experience in the nutrition industry, the Corporation, through its nutraceuticals products business also formulates, develops and provides to customers turnkey nutrition solutions.

Our B2C strategy

Neptune, through its Neptune Health & Wellness Innovations, Inc. subsidiary, began selling its branded hand sanitizer line in the first quarter of fiscal year 2021, and launched an expanded line of hand sanitizer product lines in the club store channel in July 2020. These hand sanitizer products are plant-based hand sanitizers made with specialized blends of essential oils, aloe vera and fruit extracts and were developed with International Flavors & Fragrances, Inc. Neptune is additionally bringing new products to market to address market demand for critical health and wellness products such as the Neptune Halo oximeter, the Neptune Air non-contact thermometer, as well as other scents and sizes in Neptune’s hand sanitizer product lines and other innovations in development.

management discussion and analysis

We recently launched our Forest Remedies™ and Ocean Remedies™ brands.

Forest Remedies™. Under our Forest Remedies™ brand, we intend to commercialize a full line of health and wellness products with and without CBD. The initial launch of the Forest Remedies™ brand was focused in the United States. The Forest Remedies™ brand is available at retailers across the United States.

Ocean Remedies™. Neptune is also rebranding OCEANO³ to Ocean Remedies™. The Company’s omega-3 products are now commercialized under the Ocean Remedies™ brand. Among the several initiatives underway is a clinical study to determine if MaxSimil® fish oil, when used as a carrier oil, can increase the absorption of cannabinoids in humans. We have increased our clinical activity because of the benefits we anticipate in combining our omega-3 formulations with cannabinoids and have increased the size of our R&D team accordingly.

In Canada, we have received our license amendment from Health Canada to sell cannabis products, and we plan to commercialize, under the Mood Ring™ brand, derived product forms of cannabis such as tinctures, capsules, concentrates and other refined products destined to frequent cannabis consumers. We plan to also sell cannabis products in the province of Quebec under a separate brand specifically designed for the Quebec market.

SEGMENT DISCLOSURES

In prior fiscal years, the Corporation’s reportable segments were the nutraceutical and the cannabis segments. The nutraceutical segment offered turnkey solutions including services such as raw material sourcing, formulation, quality control and quality assurance primarily for omega-3 and hemp-derived ingredients under different delivery forms such as softgels, capsules and liquids. In the cannabis segment, Neptune provided extraction and purification services from cannabis and hemp biomass. The Company also offered formulation and manufacturing solutions for value added product forms such as tinctures, sprays, topicals, vapor products and edibles and beverages.

At the beginning of the current fiscal year, the Company revised its management structure and performance is no longer measured based on segment income (loss) before corporate expenses in internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker, as management believes that such information is no longer relevant in evaluating the results of the Corporation.

As opposed to a change in reportable segments where the comparatives for the previous period would be restated to show the results of the comparative period according to the new reportable segments, there is no need to restate the comparatives, nor show the reportable segments, as the Corporation’s Chief Operating Decision Maker uses the consolidated statement of financial position and the consolidated statement of loss and comprehensive loss to evaluate the results of the Corporation.

Geographical information

Revenue is attributed to geographical locations based on the origin of customers’ location.

	Three-month period	Three-month period
	ended September 30, 2020	ended September 30, 2019
	Total revenues	Total revenues

Canada	$7,996,507	$3,432,324
United States	20,645,716	3,049,443
Other countries	44,260	30,514
	$28,686,483	$6,512,281

management discussion and analysis

	Six-month period	Six-month period
	ended September 30, 2020 (1)	ended September 30, 2019
	Total revenues	Total revenues

Canada	$14,886,200	$5,031,919
United States	25,003,060	5,810,856
Other countries	44,260	30,514
	$39,933,520	$10,873,289

(1)	Refer to the below section Consolidated Results – Restatement of Prior Period Figures.

As a result of the changes in the portfolio of products sold by the Company, as well as increased sales and marketing efforts in the United States, revenues increased by $4.6 million (or 133%) in Canada and $17.6 million (or 577%) in the United States for the quarter ended September 30, 2020 compared to the quarter ended September 30, 2019; for the six-month period ended September 30, 2020, the increase were $9.9 million (or 196%) for Canada and $19.2 million (or 330%) for the same period the previous year.

ADJUSTED EBIDTA

Although the concept of Adjusted EBIDTA is not a financial or accounting measure defined under IFRS and it may not be comparable to other issuers, it is widely used by companies.  Neptune obtains its Adjusted EBITDA measurement by adding to net loss, net finance costs and depreciation and amortization, and by subtracting income tax recovery. Other items such as stock-based compensation, non-employees compensation related to warrants, litigation provisions, acquisition costs, signing bonuses, severances and related costs of the Corporation are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

Adjusted EBITDA1 reconciliation, in thousands of dollars

	Three-month periods ended		Six-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019

Net loss for the period	$(21,840)	$(20,775)	$(33,268)	$(27,227)
Add (deduct):
Depreciation and amortization	2,792	2,133	5,550	3,216
Net finance costs	1,086	3,488	2,543	3,607
Stock-based compensation	2,654	7,879	6,152	8,736
Non-employees compensation related to warrants	2,542	—	3,417	—
Provisions	267	79	481	160
Acquisition costs	—	1,792	—	2,159
Signing bonuses, severances and related costs	394	850	601	1,263
Cybersecurity incident	1,983	—	1,983	—
Income tax recovery	(2,798)	(27)	(2,861)	(78)
Adjusted EBITDA[1]	$(12,920)	$(4,581)	$(15,402)	$(8,164)

Please note that non-employees compensation related to warrants and signing bonuses are new additions to the Company’s calculation methodology for the quarter ended September 30, 2020.  Signing bonuses did not occur previously, so no restatement of the previous periods was needed, but there were non-employees compensation expenses related to warrants in previous quarters; consequently, the amount for the six-month period ended September 30, 2020 reflects the sum of those expenses for the first ($875) and second ($2,542) quarters of FY2021, and no corrections were needed for the three-month and six-month periods ended September 30, 2019.

management discussion and analysis

1.The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements.

CONSOLIDATED RESULTS

Restatement of Prior Period Figures

The Corporation has restated its results for the three-month period ended June 30, 2020, as it concluded that it did not meet the conditions for recognition of revenue as a principal for a significant transaction completed during the three-month period ended June 30, 2020, pursuant to the guidance of IFRS 15, Revenue Recognition. There is no impact on the net loss in the condensed consolidated interim statement of loss and comprehensive loss resulting from this restatement.

The impact of this restatement is as follow:

	Previously reported	Effect of restatement	Amended

Consolidated interim statement of loss and comprehensive loss for the three-month period ended June 30, 2020
Revenue from sales and services	$21,363,252	$(10,116,215)	$11,247,037
Cost of sales	(18,106,827)	10,116,215	(7,990,612)

This restatement did not impact the Corporation’s cash and cash equivalent amounts and reported amounts of operating, investing and financing activities within the consolidated interim statements of cash flows for three-month period ended June 30, 2020 neither the statement of financial position as at June 30, 2020.

Revenues

Total revenues for the three-month period ended September 30, 2020 amounted to $28,686,483 representing an increase of $22,174,202 or 340% compared to $6,512,281 for the three-month period ended September 30, 2019. For the six-month period ended September 30, 2020, revenues totalled $39,933,520 representing an increase of $29,060,231 or 267% compared to $10,873,289 for the six-month period ended September 30, 2019. During the six-month period ended September 30, 2020, the Corporation realized an expansion in its product portfolio including hand sanitizers, non-contact thermometers and gloves; this expansion is a strategic response to the needs related to Covid-19. Consequently, the increases for the three-month and six-month periods ended September 30, 2020 were mainly attributable to new health & wellness products (increases of $17.2 million and $18.5 million respectively), namely hand sanitizer, and the cannabis related products that were a non-significant portion of the revenues in the first half of last fiscal year (increases of $5.7 million and $10.4 million respectively).

When compared to the previous quarter of fiscal year 2021, the revenues increased by $17,439,446 or 155%, in line with the revenue guidance offered by Management in August 2020.  Management is no longer issuing quarterly revenue guidance given the uncertainty in the timing of the sales, in relation to production and transportation issues related to the pandemic situation, such as FDA requirements, lack of raw materials and supply chain challenges.

If these third parties experience delays, disruptions, capacity constraints, regulatory issues or quality control problems in their operations, or fail to meet Neptune’s requirements for timely delivery, Neptune’s ability to ship and deliver certain of its products to its customers could be impacted and could cause the loss of sales and existing or potential customers, delayed revenue recognition or an increase in expenses, all of which could harm Neptune’s business.

Total revenues for the three-month and six-month periods ended September 30, 2020 include $378,119 and $694,647 respectively of royalty revenues compared to $348,306 and $690,169 for the three-month and six-month periods ended September 30, 2019. Royalty streams come from licensing agreements on MaxSimil® and on an existing licensing agreement that was excluded from the sale of assets that occurred in 2017. The increase of royalty revenues for the three-month and six-month periods ended September 30, 2020 is related to the timing of sales of our licensees, which has an impact on royalty revenues.

management discussion and analysis

Gross Profit (Loss)

Gross profit (loss) is calculated by deducting the cost of sales from total revenues. Cost of sales consists primarily of costs incurred to manufacture products, including sub-contractors, freight expenses and duties on raw materials, storage and handling costs and lab testing on raw materials, and to acquire finished goods.

The consolidated gross profit (loss) for the three-month period ended September 30, 2020 amounted to $(4,552,171) compared to $8,675 for the three-month period ended September 30, 2019, a decrease of $4,560,846 or 52,575%. As for the gross profit (loss) for the six-month period ended on September 30, 2020, it totalled $(1,295,746) compared to $(703,500) for the six-month period ended September 30, 2019, a decrease of 84% or $592,246. The decreases in gross profit (loss) for the three-month and six-month periods ended September 30, 2020, compared to the three-month and six-month periods ended September 30, 2019, is a reflection of the strategic decision to invest in the Company as we position ourselves for strong long-term growth. Factors affecting gross margin include lack of raw materials and components, supply chain challenges and transportation issues. Furthermore, Neptune launched numerous new products since the beginning of fiscal 2021, causing high production ramp-up costs to temporarily reduced the gross margin of those new products; the situation is expected to stabilize over the course of the next few quarters.

As an example, hand sanitizer that was made in Mexico for sale in the United States is now made in the USA in accordance with customer requirements.  To respect that requirement, Neptune had to find new suppliers, which ended up being more expensive. Moreover, due to the worldwide Covid-19 pandemic, supply chains are experiencing many challenges, such as delays and unexpected failures in third party manufacturers and logistics, including delays at customs or ports of entry.

The consolidated gross margin decreased from 0.1% for the three-month period ended September 30, 2019 to (15.9)% for the three-month ended September 30, 2020, a decrease of 16.0%. As for the six-month periods, the gross margin went from (6.5)% in 2019 to (3.2)% in 2020, an increase of 3.3%. The changes in gross margin versus last year are mainly related to products revenue mix and the supply chain challenges mentioned above.

Research and Development (“R&D”) Expenses Net of Tax Credits and Grants

R&D expenses net of tax credits and grants amounted to $566,117 in the quarter ended September 30, 2020 compared to $540,950 for the quarter ended September 30, 2019; they amounted to $1,001,069 in the six-month period ended September 30, 2020 compared to $883,286 for the six-month period ended September 30, 2019. The increase of $25,167 or 5% for the quarter ended September 30, 2020 is due to the R&D projects of Biodroga, representing an increase of about $218,000 of R&D expenses, partly offset by a decrease of approximately $193,000 in Health and Wellness Innovation R&D activities. As for the six-month period ended September 30, 2020, the increase of $117,783 or 13% is again due to Biodroga, representing an increase of about $477,000 of R&D expenses, partly offset by a decrease of approximately $359,000 in health and wellness R&D activities.

Selling, General and Administrative (“SG&A”) Expenses

SG&A expenses amounted to $18,433,852 in the three-month period ended September 30, 2020 compared to $16,781,456 for the three-month period ended September 30, 2019, an increase of $1,652,396 or 10% mainly due to the cybersecurity incident (accounts for $2.0 million of the increase), marketing and advertising fees (increase of $2.4 million) and salaries and benefits (increase of $1.8 million), partly offset by a decrease of share based compensation ($4.7 million) and legal fees ($2.5 million); the rest of the increase comes from multiple non-significant increases, such as depreciation and amortization, commissions, insurance and bad debt expenses. Regarding the six-month period ended September 30, 2020 compared to the same period in 2019, SG&A expenses amounted to $31,288,734 compared to $22,111,321, an increase of $9,177,413 or 42%, again mainly due to the cybersecurity incident (increase of $2.0 million), and the increase of marketing and advertising fees ($3.5 million), salaries and benefits ($3.3 million), bad debts ($1.1 million) and depreciation and amortization ($2.0 million), partly offset by a decrease in share based compensation ($1.9 million) and legal fees ($3.7 million), the rest of the increase coming from non-significant increases in insurance, commissions, audit fees and others.

management discussion and analysis

Net finance costs and foreign exchange losses

The net finance costs and foreign exchange losses amounted to $1,085,901 and $2,543,093 respectively for the three-month and six-month periods ended September 30, 2020 compared to $3,488,485 and $3,607,205 for the three-month and six-month periods ended September 30, 2019, a decrease of $2,402,584 or 69% for the quarter, and of $1,064,112 or 29% for the six-month period. The decrease for the three-month period ended September 30, 2020 is mainly attributable to accretion expense contingent to the SugarLeaf acquisition ($4.1 million), partly offset by the changes in realized gains and losses on foreign exchange ($1.7 million). As for the six-month period ended September 30, 2020, the decrease comes from the accretion expense contingent to the SugarLeaf acquisition ($4.1 million), partly offset by the changes in realized gains and losses on foreign exchange ($3.0 million).

Income taxes

The net loss of the three-month period ended September 30, 2020 includes an income tax recovery of $2,797,920 compared to $27,409 for the three-month period ended September 30, 2019; the increase of $2,770,511 or 10,108% in the income tax recovery provision is related to the net loss of the period. As for the six-month period ended September 30, 2020, the net loss of that period includes an income tax recovery of $2,861,110 compared to $78,356 for the same period the previous year; the increase of $2,782,754 or 3,551% in the income tax recovery provision is due to the same factors than the increase for the quarter.

Adjusted EBITDA1

Adjusted EBITDA decreased by about $8,339,000 or 182% for the quarter ended September 30, 2020 to an Adjusted EBITDA of about ($12,920,000) compared to the quarter ended September 30, 2019; for the six-month period ended September 30, 2020, Adjusted EBITDA decreased by about $7,238,000 or 89%, to about ($15,402,000). The decrease in Adjusted EBITDA for the quarter ended September 30, 2020 compared to the quarter ended September 30, 2019 is mainly attributable to the change in net loss (increase of $1.1 million), the decrease in acquisition costs ($1.8 million), in stock-based compensation ($5.2 million), in excluded net finance costs ($2.4 million) and in income tax recovery ($2.8 million), partly offset by the costs related to a one-time cybersecurity incident ($2.0 million), the increase in non-employees compensation related to warrants ($2.5 million), and in depreciation and amortization ($0.7 million).  As for the six-month period ended September 30, 2020, the decrease in Adjusted EBIDTA is mainly caused by the change in net loss (increase of $6.0 million), the decrease in stock-based compensation ($2.6 million), in acquisition costs ($2.2 million), in excluded net finance costs ($1.1 million) and in income tax recovery ($2.8 million), partly offset by the costs related to the one-time cybersecurity incident ($2.0 million), the increase in depreciation and amortization ($2.3 million) and in non-employees compensation related to warrants ($3.4 million).

Net loss

The Corporation realized a net loss for the three-month period ended September 30, 2020 of $21,840,121 compared to $20,774,807 for the three-month period ended September 30, 2019, an increase of $1,065,314 or 5%. The increase in the net loss for the three-month period ended September 30, 2020 is attributable mainly to the decrease in gross margin ($4.6 million) and the increase in SG&A expenses ($1.7 million), partly offset by the decrease by $2.4 million in net finance costs and by the $2.8 million increase in income tax recovery, as previously discussed.

The net loss for the six-month period ended September 30, 2020 totaled $33,267,532 compared to $27,226,956 for the six-month period ended September 30, 2019, an increase of $6,040,576 or 22%. The increase in the net loss for the six-month period ended September 30, 2020 is attributable mainly to the decrease in gross margin ($0.6 million) and the increase in SG&A expenses ($9.2 million), partly offset by the decrease by $1.1 million in net finance costs and by the $2.8 million increase in income tax recovery, as mentioned above.

[1] The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements.

management discussion and analysis

USE OF PROCEEDS

The use of proceeds for the three-month and six-month periods ended September 30, 2020 and 2019 was as follows:

	Three-month periods ended		Six-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019

Sources:
Private placement	$—	$53,970,867	$—	$53,970,867
Proceeds from the issuance of shares through an At-The-Market Offering	—	—	19,045,446	—
Proceeds from the issuance of shares through a Direct Offering	17,089,372	—	17,089,372	—
Proceeds from exercise of options	1,921,354	137,149	5,279,942	335,201
Proceeds from exercise of warrants	—	—	—	2,527,500
Increase in loans and borrowings	3,224,097	—	6,500,000	—
Maturity of short-term investment	—	—	12,000	12,000
Interest received	13,416	63,966	31,059	82,803
Foreign exchange gain on cash and cash equivalents held in foreign currencies	—	450,145	—	453,645
	22,248,239	54,622,127	47,957,819	57,382,016

Uses:
Acquisition of a subsidiary, net of cash acquired	—	15,770,400	—	15,770,400
Acquisition of property, plant and equipment	1,856,019	3,031,916	3,289,833	4,962,250
Acquisition of intangible assets	105,167	94,742	113,302	170,433
Variation of the bank line of credit	—	1,980,000	—	620,000
Repayment of loans and borrowings	3,250,000	2,689,274	6,500,000	2,957,132
Payment of lease liabilities	115,294	94,319	222,637	176,023
Interest paid	90,817	113,436	226,460	198,262
Costs of issuance of shares	1,074,295	2,509,662	1,918,130	2,509,662
Foreign exchange loss on cash and cash equivalents held in foreign currencies	413,665	—	983,607	—
Cash flows used in operating activities	31,757,389	9,314,623	42,191,897	15,473,982
	38,662,646	35,598,372	55,445,866	42,838,144

Net cash inflows (outflows)	$(16,414,407)	$19,023,755	$(7,488,047)	$14,543,872

Sources of Funds

For the three-month period ended September 30, 2020, funds coming from different sources amounted to $22,248,239 representing a decrease of $32,373,888 or 59% compared to $54,622,127 for the three-month period ended September 30, 2019. The decrease for the quarter ended September 30, 2020 was mainly attributable to less shares being issued (decrease of $36.9 million), partly offset by the increase in loans and borrowings ($3.2 million) and the proceeds from the exercise of options (increase of $1.8 million).

Sources of funds went down by $9,239,760 or 16%, from $57,382,016 for the six-month period ended September 30, 2019, to $48,142,256 for the six-month period ended September 30, 2020. The decrease for the six-month period ended September 30, 2020 was mainly attributable to less shares being issued (decrease of $17.7 million), partly offset by the increase in loans and borrowings ($6.5 million) and the proceeds from the exercise of options (increase of $2.8 million).

Uses of Funds

For the quarter ended September 30, 2020, funds used for operating, investing and financing activities amounted to $38,662,646 representing an increase of $3,064,274 or 9% compared to $35,598,372 for the quarter period ended September 30, 2019. The change for the quarter ended September 30, 2020 was mainly attributable to the increase in cash flows used in operating activities management discussion and analysis

(plus $22.2 million), partly offset by the fact that no subsidiary was acquired during the quarter (decrease of $15.8 million), that repayments of loans and borrowings net of the variation of the bank line of credit increased by $1.4 million, that there was less investment in property, plant and equipment (decrease of $1.2 million) and because of reduced costs of issuance of shares (decrease of $1.4 million).

For the six-month period ended September 30, 2020, funds used for operating, investing and financing activities amounted to $55,630,303 representing an increase of $12,792,159 or 30% compared to $42,838,144 for the six-month period ended September 30, 2019. The increase for the six-month period ended September 30, 2020 was also mainly attributable to higher cash flows being used in operating activities (increase of $26.4 million) and by repayments of loans and borrowings net of the variation of the bank line of credit (increased by $2.9 million), partly offset by the fact that no subsidiary was acquired during the quarter (decrease of $15.8M), by a reduction in investment in property, plant and equipment (decrease of $1.7 million) and by a foreign exchange loss on cash and cash equivalents of $1.0 million (compared to a gain of $0.5 million for the same period the previous year).

Net cash inflows (outflows)

Consequently to the changes in sources and uses of funds for the three-month and six-month periods ended September 30, 2020 discussed above, net cash outflows amounted to $16,414,407 and $7,488,047 respectively for the three-month and six-month periods ended September 30, 2020, compared to net cash inflows of $19,023,755 and $14,543,872 respectively for the three-month and six-month periods ended September 30, 2019.

This represents a decrease of $35,438,162 or 186% for the second quarter of fiscal year 2021 compared to the second quarter of fiscal year 2020, and a decrease of $22,031,919 or 151% for the six-month period ended September 30, 2020 compared to the same period in the previous year, direct consequence of the changes in the sources and uses of funds described earlier.

CAPITAL RESOURCES

Liquidity position

As at September 30, 2020, the Corporation’s liquidity position, consisting of cash and cash equivalents, was $9,089,029. The Corporation also has a short-term investment of $24,032.

Loans and borrowings

Neptune has a revolving line of credit with a large Canadian financial institution for an amount of $5,000,000 to support its operations. As at September 30, 2020, the Corporation has drawn banker’s acceptances for $3,000,000 with maturity dates from October 28, 2020 to November 1st, 2020. The banker’s acceptances bear interest at banker’s acceptances rate at issuance plus 2.45%.  In addition, a bank loan of $250,000 at prime rate plus 1.45% was also in use as at September 30, 2020.

Equity

Equity consists of the following items:

	September 30,	March 31,
	2020	2020

Share capital	257,528,865	213,876,454
Warrants	22,014,403	18,597,776
Contributed surplus	70,641,663	69,173,313
Accumulated other comprehensive income	2,650,743	5,517,376
Deficit	(196,802,158)	(163,534,626)
Total equity	156,033,516	143,630,293

management discussion and analysis

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for the three-month and six-month periods ended September 30, 2020 and 2019, and as at September 30, 2020 and March 31, 2020, in thousands of dollars. Variations in these amounts have been explained in the consolidated results section above.

	Three-month periods ended		Six-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020 (1)	2019
	$	$	$	$
Total revenues	28,686	6,512	39,934	10,873
Adjusted EBITDA[1]	(12,920)	(4,581)	(15,402)	(8,164)
Net loss	(21,840)	(20,775)	(33,268)	(27,227)
Basic and diluted loss per share	(0.20)	(0.23)	(0.31)	(0.32)

(1)	Refer to the above section Consolidated Results – Restatement of Prior Period Figures.
	As at Sept 30, 2020	As at March 31, 2020
	$	$
Total assets	183,426	168,776
Working capital[2]	34,968	21,579
Non-current financial liabilities	5,677	7,930
Equity attributable to equity holders of the Corporation	156,034	143,630

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

The following tables set out selected consolidated financial information for the last eight quarters.  All amounts in these tables are in thousands of dollars, except for basic and diluted loss per share which are shown in dollars.  More details and explanations on each of the quarterly financial data above can be found in the corresponding Management Discussion and Analysis.

	September 30,	June 30,	March 31,	December 31,
	2020	2020 (1)	2020	2019
	$	$	$	$
Total Revenues	28,686	11,247	9,530	9,175
Adjusted EBITDA[1]	(12,920)	(3,356)	(25,354)	(7,054)
Net loss	(21,840)	(11,427)	(39,239)	5,603
Basic and diluted loss per share	(0.20)	(0.13)	(0.41)	0.06
(1)	Refer to the below section Consolidated Results – Restatement of Prior Period Figures.
	September 30,	June 30,	March 31,	December 31,
	2019	2019	2019	2018
	$	$	$	$
Total Revenues	6,512	4,361	5,664	6,538
Adjusted EBITDA[1]	(4,581)	(3,583)	(2,707)	(1,923)
Net loss	(20,775)	(6,452)	(12,384)	(3,658)
Basic and diluted loss per share	(0.23)	(0.08)	(0.16)	(0.05)

1 The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements. A reconciliation to the Corporation’s net loss is presented above.

2 The working capital is presented for information purposes only and represents a measurement of the Corporation’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

management discussion and analysis

CONSOLIDATED FINANCIAL POSITION

The following table details the significant changes, in thousands of dollars, to the statement of financial position (other than equity) at September 30, 2020 compared to March 31, 2020:

Accounts	Increase (Reduction)	Comments
Cash and cash equivalents	(7,488)	Refer to “Use of Proceeds”
Trade and other receivables	11,606	Timing of receipt of accounts receivables and increased sales
Prepaid expenses	1,266	Renewal of services
Inventories	12,517	Increase of raw materials, work in progress and finished goods related to the expansion of the Company’s product portfolio
Property, plant and equipment	3,631	Improvement to Sherbrooke facility for cannabis business, net of depreciation
Intangible assets	(4,484)	Amortization of intangible assets
Goodwill	(2,063)	Foreign exchange adjustment
Trade and other payables	3,724	Increase in purchases related to inventories and PPE
Deferred tax liabilities	(2,956)	Includes the first provision for Health & Wellness Innovation and an additional provision for SugarLeaf
Other liability	1,233	Increase in the long-term incentive to the CEO

See the statement of changes in equity in the condensed consolidated interim financial statements for details of changes to the equity accounts from
March 31, 2020.

CONSOLIDATED CONTRACTUAL OBLIGATIONS

The following are the contractual maturities of financial liabilities and other contracts as at September 30, 2020, in thousands of dollars:

						September 30, 2020
Required payments per year	Carrying amount	Contractual Cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Trade and other payables and long-term payables	$16,454	$16,454	$16,176	$278	$—	$—
Lease liabilities[1]	1,349	1,520	550	716	254	—
Loans and borrowings[2]	3,233	3,240	3,240	—	—	—
Other Liability[3]	2,451	19,979	—	—	—	19,979
Research and development contracts	—	579	279	300	—	—
Purchase obligation	—	820	820	—	—	—
Other agreements	—	1,357	438	876	43	—
	$23,487	$43,949	$21,503	$2,170	$297	$19,979

(1)	Includes interest payments to be made on lease liabilities corresponding to discounted effect.
(2)	Includes interest payments to be made on loans and borrowings.
(3)	According to the employment agreement with the CEO, a long-term incentive is payable if the Corporation reaches a level of market capitalization.

Under the terms of its financing agreements, the Corporation is required to meet certain financial covenants. As of September 30, 2020, Neptune was compliant with all of its borrowing covenant requirements.

management discussion and analysis

CONTINGENCIES

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follows:

(i)

Under the terms of an agreement entered into with a corporation controlled by a Former CEO of the Corporation, the Corporation should pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. Some of the terms of this agreement are being disputed. Based on currently available information, a provision of $1,596,273 has been recognized for this claim as of September 30, 2020 (refer to ”Provisions” in this MD&A).

(ii)

The Corporation initiated arbitration in August 2014 against a krill oil customer that owed approximately $4,928,030 (US$3,700,000). The full amount of trade receivable was written-off in February 2015. This customer is counterclaiming a sum in damages. During the year ended March 31, 2019, the counterclaim amount was amended to $191 million (AUD$201 million). The Corporation intends to continue to pursue its claim for unpaid receivable and to vigorously defend against this amended counterclaim. Arbitration for the hearing occurred in July 2019. The Corporation is waiting for the arbitral award. Based on currently available information, no provision has been recognized for this case as at September 30, 2020.

(iii)

In October 2020, the Corporation submitted a claim and demand for arbitration against Peter M. Galloway and PMGSL Holdings, LLC (collectively the “Respondents”) in accordance with the Asset Purchase Agreement (“APA”) dated April 9, 2019 between, among others, Neptune and the Respondents. The claim is related to the purchase by Neptune of substantially all of the assets of the predecessor entities of PMGSL Holdings, LLC. Neptune is claiming, among other things, breach of contract and negligent misrepresentation by the Respondents in connection with the APA and is seeking, among other things, equitable restitution and any and all damages recoverable under law. Subsequently, the Respondents filed their own claim and demand for arbitration against Neptune. The Respondents are claiming, among other things, breaches of the APA relating to earn-out payments and breaches of Mr. Galloway’s employment agreement. The Company is contesting the Respondents’ claims and, based on currently available information, no provision has been recognized for this case as at September 30, 2020.

(iv)

In July 2020, the Corporation experienced a cybersecurity incident which was reported to the authorities. The Corporation paid an amount to the threat actor in exchange for destruction of the data held by the threat actor. In addition, Neptune also incurred other costs associated with this cybersecurity incident, including legal fees, investigative fees, costs of communications with affected customers and credit monitoring services provided to the Corporation’s current and former employees. The Company expects to continue to incur costs associated with maintaining appropriate security measures and otherwise complying with its obligations. The expenses related to this cybersecurity incident totaled $1,983,286 in the three-month and six-month periods ended September 30, 2020 and are recorded under selling, general and administrative expenses in the condensed consolidated interim statement of loss and comprehensive loss. Neptune will continue to evaluate its protection and monitoring on a regular basis to reduce attacks and future risk of cyber incidents. The Company has no indication of improper use of any of the data of the Corporation or personal information of its employees in connection with this cybersecurity incident, however there can be no assurances that the Corporation will not face future contingencies.

The outcome of these claims and legal proceedings against the Corporation cannot be determined with certainty and is subject to future resolution, including the uncertainties of litigation.

PROVISIONS

During the year ended March 31, 2019, the Corporation received a judgment from the Superior Court of Québec (the “Court”) regarding certain previously disclosed claims made by a corporation controlled by a former chief executive officer of Neptune (the “Former CEO”) against the Corporation in respect of certain royalty payments alleged to be owed and owing to the Former CEO pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and the Former CEO (the “Agreement”). The Corporation had also filed a counterclaim against the Former CEO disputing the validity and interpretation of certain clauses contained in the Agreement and claiming the repayment of certain amounts previously paid to the Former CEO pursuant to the terms of the Agreement. Under the terms of the Agreement, it was alleged by the Former CEO that annual royalties be payable to the Former CEO, with no limit to its duration, of 1% of the sales and other revenues made by Neptune; the interpretation of which was challenged by the Corporation.

management discussion and analysis

Pursuant to the judgment rendered on March 21, 2019, which Neptune has appealed, the Court ruled in favour of the Former CEO and rejected the counterclaim filed by the Corporation. As a result, the Court awarded the Former CEO payments determined by the Court to be owed under the Agreement of 1% of all sales and revenues of the Corporation incurred since March 1, 2014, which final payments remain to be determined taking into account interest, judicial costs and other expenses. The Court also declared that, pursuant to the terms of the Agreement, the royalty payments of 1% of the future sales and other revenue made by the Corporation on a consolidated basis are to be payable by the Corporation to the Former CEO biannually, but only to the extent that the cost of the royalty would not cause the Corporation to have a negative earnings before interest, taxes and amortization (in which case, the payments would be deferred to the following fiscal year).

A litigation provision of $2,130,074 was recorded in the Condensed Consolidated statement of financial position in the year ended March 31, 2019 to cover the estimated cost of the judgement in accordance with the ruling above, including legal and administrative proceedings, and also estimated legal fees for the appeal. During the three-month and six-month periods ended September 30, 2019, the Corporation paid $911,374 and $1,202,666 respectively related to the portion of the judgment not contested by Neptune and also paid legal fees for the appeal. During the three-month and six-month periods ended
September 30, 2020, an additional amount of $266,674 and $480,570 (2019 - $59,787 and $140,745) respectively has been recorded as provision for payment of royalties on sales for this period consolidated revenues and as expenses related to the litigation. As at September 30, 2020, the provision recorded for this litigation is totalling $1,596,273 ($1,115,703 as at March 31, 2020).

The timing of cash outflows of litigation provision is uncertain as it depends upon the outcome of the appeal. Management does not believe it is possible to make assumptions on the evolution of the cases beyond the statement of financial position date.

On May 17, 2019, the Corporation’s Motion for leave to appeal was presented to a judge of the Québec Court of Appeal, who expressed the opinion that the Corporation could appeal without necessity of obtaining leave. In order to ensure the protection of the Corporation’s rights, the judge deferred the motion to the panel who will hear the merits of the appeal. The Corporation filed its appeal factum on July 30, 2019. The hearing is scheduled in February 2021.

In addition to the above, the Former CEO of the Corporation was claiming the payment of approximately $8,500,000 and the issuance of equity instruments for severance entitlements under his employment contract terminated in April 2014. On May 10, 2019, Neptune announced a settlement regarding these claims. Pursuant to the agreement entered, Neptune agreed to issue 600,000 common shares from treasury (in accordance with securities regulation) and transfer 2,100,000 shares of Acasti held by the Corporation to the Former CEO. As at March 31, 2019, the common shares of Acasti transferable to the Former CEO of $2,835,000 were presented as current other assets in the statement of financial position. In addition, Neptune agreed to reimburse nominal legal fees.

As at March 31, 2019, a provision of $5,834,502 was recorded in the consolidated statement of financial position relating to this settlement. During the six-month period ended September 30, 2019, the 2,100,000 shares in Acasti held by the Corporation were transferred and the 600,000 common shares from treasury were issued to the Former CEO. Neptune received full and final release on all claims in connection with this case.

SIGNIFICANT ACCOUNTING POLICIES

Please refer to Note 3 of the annual consolidated financial statements as at March 31, 2020 for more information about significant accounting policies used to prepare the financial statements. In addition, please refer to Note 3 of the condensed consolidated interim financial statements as at September 30, 2020 and more precisely to revenue recognition related to principal versus agent arrangements.

When preparing the financial statements in accordance with IFRS, the management of Neptune must make estimates and assumptions that affect the amounts reported in the financial statements and the notes thereto. Such estimates are based on management’s knowledge of current events and actions that the Corporation may take in the future.

management discussion and analysis

CHANGES IN ACCOUNTING POLICIES AND FUTURE ACCOUNTING CHANGES

The accounting policies and basis of measurement applied in the consolidated interim financial statements for the three-month and six-month periods ended September 30, 2020 and 2019 are the same as those applied by the Corporation in its consolidated financial statements for the year ended March 31, 2020 other than as disclosed in note 3(b) to the condensed consolidated interim financial statements.

DISCLOSURE CONTROLS AND PROCEDURES (“DC&P”) AND INTERNAL CONTROL OVER FINANCIAL REPORTING (“ICFR”)

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, and as required by applicable rules of the SEC, management is responsible for the establishment and maintenance of DC&P and ICFR. The Corporation’s management, including the CEO and CFO, has designed the DC&P and ICFR based on the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Regardless of how well the DC&P and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Corporation’s objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

Identified Material Weakness

The CEO and the CFO are responsible for establishing and maintaining ICFR. The Corporation’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The CEO and the CFO have concluded that the Corporation’s ICFR were not effective as of September 30, 2020 because of a material weakness which led the to the restatement of its interim condensed consolidated financial statements for the three-month period ended June 30, 2020.

The Corporation experienced significant and rapid change during the fiscal year 2021 as a result of our business plan and the addition of new business lines and products. The Corporation’s continuous risk assessment process was not effective in responding to the rapid rate of change in processes, personnel and new lines of business and products as well as the change to business processes required by COVID-19. The Corporation did not have sufficient resources available to adequately assess risk and implement controls in the requisite timeframe with respect to revenue recognition for a transaction entered into in the three-month period ended June 30, 2020. This resulted in a restatement of our previously issued condensed consolidated interim financial statements as at and for the three-month period ended June 30, 2020 with respect to revenue recognition related to the aforementioned transaction.

The material weakness identified by management relates to review controls over complex revenue transactions not being sufficient to ensure that sufficiently qualified personnel evaluate accounting implications related to new lines of business and complex transactions.

management discussion and analysis

Remediation of Material Weakness in ICFR

Management, with oversight from the Audit Committee, has initiated, and will continue to implement, remediation measures related to analyzing changes in the business and assessing key controls that are responsive to those changes. The Corporation will seek to reinforce the technical accounting and internal control expertise in its finance department.  Additionally, management will provide more comprehensive and timely training to its technical accounting and internal control personnel.

We will identify and implement controls and procedures to ensure adequate review and disclosure of complex transactions, specifically requiring accounting memorandums prepared by the Finance Department to include all key elements of the transaction and review and approval of the CFO prior to any complex transactions being executed.

We believe these measures, and others that may be implemented, will remediate the material weakness in ICFR described above.

Limitation on scope of design

During the previous fiscal year, and only for that period, the Corporation has limited the scope of its DC&P and ICFR to exclude controls, policies and procedures of a business acquired not more than 365 days before the last day of the period covered by the interim filing. The Corporation elected to exclude the SugarLeaf business acquired as allowed by National Instrument 52-109. As at September 30, 2020, the Corporation has completed its analysis and assessment of internal controls of SugarLeaf which is no longer excluded from management’s assessment of DC&P and ICFR.

RISKS AND UNCERTAINTIES

Investing in securities of the Corporation involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described in our filings with securities regulators, including those described under the heading “Risk Factors” in our latest annual information form and Form 40-F, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Additional risks and uncertainties, including those set forth below and those that the Corporation is unaware of or that are currently deemed immaterial, may also become important factors that affect the Corporation and its business. If any such risks actually occur, the Corporation’s business, financial condition and results of operations could be materially adversely affected.

We identified a material weakness in our internal control over financial reporting and restated our financial statements for the three-month period ended June 30, 2020 as a result of factors related to that weakness. This may adversely affect the accuracy and reliability of our financial statements and, if we fail to maintain effective ICFR it could impact our reputation, business and the price of our common shares, as well as lead to a loss of investor confidence in us.

Our management has concluded that, as of June 30, 2020, our ICFR was not effective due to a material weakness. The Corporation experienced significant and rapid change during the fiscal year as a result of our business plan and the addition of new business lines and products. The Corporation’s continuous risk assessment process was not effective in responding to the rapid rate of change in processes, personnel and new lines of business and products as well as the change to business processes required by COVID-19 and the Corporation did not have sufficient resources available to adequately assess risk and implement controls in the requisite timeframe. We determined that we would restate our previously issued condensed consolidated interim financial statements as at and for the three-month period ended June 30, 2020 with respect to revenue recognition in which an arrangement initially recognized at the gross amount was restated to present the net amount of the transaction.

There can be no assurance that we will be able to successfully remediate the identified material weakness, or that we will not identify additional control deficiencies or material weaknesses in the future. If we are unable to successfully remediate our existing or any future material weaknesses in our ICFR, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities laws and Nasdaq listing requirements regarding the timely filing of periodic reports, investors may lose confidence in our financial reporting and the price of our ordinary shares may decline.

The accuracy of our financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.

The preparation of financial statements and related disclosures in conformity with IFRS requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider “critical” because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events or regulatory or auditor views differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures, in each case resulting in our needing to revise or restate prior period financial statements, cause damage to our reputation and the price of our common shares, and adversely affect our business, financial condition and results of operations.

ISSUED AND OUTSTANDING SECURITIES

The following table details the number of issued and outstanding securities as at the date of this MD&A:

Number of Securities Issued and Outstanding

Common shares	129,496,651
Share options	13,182,540
Deferred share units	76,632
Restricted share units	1,783,330
Restricted shares	3,788
Warrants	16,707,401
Total number of securities	161,250,342

The Corporation’s common shares are being traded on the TSX and on NASDAQ Capital Market under the symbol ‟NEPT”. Each option, restricted share, restricted share unit, deferred share unit and warrant is exercisable into one common share to be issued from the treasury of the Corporation.

ADDITIONAL INFORMATION

This MD&A is dated November 15, 2020.  Updated and additional Corporation information is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.